Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change
January 25, 2010

3.	News Release
A news release with respect to the material change referred to in this report was issued on January 25, 2010 and subsequently filed on SEDAR and EDGAR.

4.	Summary of Material Change

New Gold Inc. (“New Gold”) today announced record quarterly and annual gold production of 111,672 and 301,773 ounces, respectively, with annual production exceeding the guidance range of 270,000 to 300,000 ounces. Total cash cost(1) for 2009 was $462 per ounce sold, net of by-product sales, below the guidance range of $470 to $490 per ounce sold. New Gold is also pleased to provide guidance for 2010 with forecast gold production expected to increase further to 330,000 to 360,000 ounces at total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

5.	Full Description of Material Change

New Gold today announced record quarterly and annual gold production of 111,672 and 301,773 ounces, respectively, with annual production exceeding the guidance range of 270,000 to 300,000 ounces. Total cash cost(1) for 2009 was $462 per ounce sold, net of by-product sales, below the guidance range of $470 to $490 per ounce sold. The preliminary production and total cash cost(1) information provided are approximate figures and may differ slightly from the final results included in the 2009 annual audited financial statements and MD&A. New Gold is also pleased to provide guidance for 2010 with forecast gold production expected to increase further to 330,000 to 360,000 ounces at total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

Fourth Quarter and Full Year 2009 Highlights
Results presented below are for the period of ownership for the Mesquite (June 1, 2009) and Cerro San Pedro mines (June 30, 2008).
• Highest quarterly gold production for the company in the fourth quarter with an increase of 41% to 111,672 ounces from 78,950 ounces in the same period in 2008

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•	Total cash cost(1) in the fourth quarter decreased 17% to $473 per ounce sold, net of by-product sales, from $567 per ounce sold in the same period in 2008
•	Gold production in 2009 increased 29% to 301,773 ounces from 233,103 ounces in 2008
•	Total cash cost(1) in 2009 decreased 18% to $462 per ounce sold, net of by-product sales, from $566 per ounce sold in 2008
•	New Afton achieved its highest quarterly underground advance in 2009 with 634 metres

All three of New Gold’s operating mines had excellent gold production results with Cerro San Pedro and Peak Mines also producing silver and copper, respectively, above guidance. As anticipated, the Mesquite mine achieved its highest quarterly production since the mine was brought back into production in January 2008 with 61,245 ounces of gold produced during the fourth quarter. Cerro San Pedro was able to meet guidance despite the temporary shutdown of mining operations between November 19, 2009 and December 14, 2009. Peak Mines had another strong quarter of gold and copper production, and, importantly, was able to sell down a large portion of its concentrate inventory resulting in increased sales and cash flow for New Gold. Across its operations, New Gold’s total cash cost(1) for 2009 was $462 per ounce sold, net of by-product sales, below the guidance range of $470 to $490 per ounce of gold sold and considerably below the $566 per ounce of gold sold in 2008.

“We are extremely pleased with the company’s operating performance in 2009; our operations bettered production and cash cost guidance and New Afton continues on its steady path toward production,” stated Robert Gallagher, President and Chief Executive Officer. “With our successful operational performance, New Gold is well positioned for even better results in 2010.”

Fourth quarter and full year results for 2009 are presented in the table below, for the period of ownership for the Mesquite (June 1, 2009) and Cerro San Pedro (June 30, 2008) mines.

	Q4-2008	Q4-2009	Full Year 2008	Full Year 2009
Production
Mesquite Gold oz	-	61,245	-	99,298
Cerro San Pedro
Gold oz	21,231	25,781	45,618	95,502
Silver oz	290,520	312,848	572,575	1,496,958
Peak Mines
Gold oz	27,618	24,646	100,493	93,247
Copper m lbs	2.5	3.9	8.2	15.6
Amapari Gold oz	30,101	-	86,992	13,726
Total Production
Gold oz	78,950	111,672	233,103	301,773

Copper m lbs	2.5	3.9	8.2	15.6
Silver oz	290,520	312,848	572,575	1,496,958
Gold sales oz	78,194	106,475	237,586	292,407
Total cash cost/oz	$567	$473	$566	$462

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2010 Guidance

As New Gold looks forward to 2010, the company expects to realize an increase in gold production primarily resulting from the benefit of a full year of production from Mesquite. The company also expects increased production of silver and copper helping to further reduce costs when compared to 2009.

Mine	Actual 2009 Gold Production (oz.)	Forecast 2010 Gold Production (oz.)	Actual 2009 Total Cash Cost(1)	Forecast 2010 Total Cash Cost(1)
Mesquite	99,298	145,000-155,000	$596	$540-$560
Cerro San Pedro	95,502	95,000-105,000	$405	$390-$410
Peak Mines	93,247	90,000-100,000	$335	$360-$380
Amapari	13,726	--	$696	--
Total	301,773	330,000-360,000	$462	$445-$465
Note: Cerro San Pedro and Peak Mines total cash cost(1) are net of by-product sales. Amapari was put on Care and Maintenance on January 2, 2009.

Assumptions used in the 2010 forecast include silver and copper prices of $15.00 per ounce and $2.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.11, $1.18 and $13.00 to the U.S. dollar, respectively.

Reserve and Resource Update

At December 31, 2009, New Gold’s attributable Proven and Probable gold reserves increased to 8.2 million ounces from 7.4 million ounces, including gold reserves at the Mesquite mine, at December 31, 2008. Total Measured and Indicated gold resources, inclusive of reserves, increased to 13.5 million ounces from 12.1 million ounces over the same period. Highlights of the reserve and resource update include:

•	Mesquite gold reserves increased by 19% to 3.1 million ounces from 2.6 million ounces
•	Cerro San Pedro gold reserves increased by 11% to 1.4 million ounces from 1.3 million ounces
•
Cerro San Pedro Measured and Indicated resources, inclusive of reserves, increased by 33% to 2.3 million ounces from 1.7 million ounces, attributable to the addition of 0.9 million ounces of sulphide resources

•	Peak Mines continued its long history of reserve replacement with December 31, 2009 gold reserves of 0.6 million ounces more than replacing the ounces mined during 2009

“We are pleased with the increase in reserves as we began the year with 7.4 million ounces, mined approximately 0.5 million ounces and added 1.3 million ounces,” stated Robert Gallagher, President and Chief Executive Officer.
For additional detail on Reserves and Resources, including related disclosure, please refer to section entitled Detailed Reserve and Resource Summary at the conclusion of the press release.

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Fourth Quarter and 2009 Operations Overview and 2010 Guidance

Historical results presented below include gold production, sales and total cash cost(1) for the full year of 2009 and 2008 which includes periods prior to the acquisition of the Mesquite (June 1, 2009) and Cerro San Pedro Mines (June 30, 2008).

Mesquite Mine Achieves Record Production

Gold production in the fourth quarter at Mesquite increased by 116% to 61,245 ounces from 28,378 ounces produced in the fourth quarter 2008. Gold sales were 55,861 ounces compared to 30,625 ounces in the same period 2008. Consistent with expectations, in the fourth quarter 2009, Mesquite achieved its highest quarterly gold production since its January 2008 re-start primarily due to higher ore tonnes and continued increases in gold recoveries from the leach pad.

Total cash cost(1) per ounce of gold sold for the fourth quarter of 2009 was $551 compared to $521 in the fourth quarter of 2008. The total cash cost(1) increase is mainly attributable to increased diesel consumption from higher tonnes moved, increased usage of cyanide and lime to improve gold recoveries and certain non-recurring maintenance costs.

For full year 2009, gold production increased by 38% to 150,002 ounces from 108,325 ounces produced in 2008. Gold sales were 143,508 ounces compared to 110,880 in 2008. As Mesquite transitioned into its second year of production, operations benefited from increased recoveries from secondary leaching and more tonnes placed on the leach pad.

Total cash cost(1) per ounce of gold sold for full year 2009 was $596 compared to $508 in 2008. In addition to the factors highlighted for the fourth quarter, Mesquite had a one-time costs related to change-over from bias ply to radial tires for the entire haulage fleet and a mining contractor to help advance waste stripping.

The Mesquite mine is forecast to produce 145,000 to 155,000 ounces of gold in 2010 at total cash cost(1) of $540 to $560 per ounce sold. While gold production is anticipated to remain consistent with the levels achieved in 2009, total cash cost(1) is expected to decline as certain one-time costs incurred in 2009, including tire replacement, contract mining and high repairs and maintenance, are not expected to re-occur.

Cerro San Pedro Mine Achieves Guidance Despite Temporary Shutdown

Gold production in the fourth quarter at Cerro San Pedro increased by 21% to 25,781 ounces from 21,231 ounces produced in the fourth quarter of 2008. Gold sales were 24,455 ounces compared to 21,180 ounces in the same period in 2008. The increase in production was due to increased tonnes of ore mined and further improved leach pad recoveries. Silver production increased in the fourth quarter to 312,848 ounces from 290,520 ounces in the fourth quarter of 2008. The increase in silver production over the same quarter in 2008 can be attributed to higher tonnes of ore mined and increased silver recoveries during the quarter.

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Total cash cost(1) per ounce of gold sold, net of by-product sales, for the fourth quarter was $438 compared to $487 in the fourth quarter of 2008. The decrease in total cash cost(1) is due to the temporary shutdown of mining operations during the quarter and increased silver by-product credits from both higher silver production and higher realized silver prices.

For full year 2009, gold production increased by 13% to 95,502 ounces from 84,561 ounces produced in 2008. Gold sales were 93,312 ounces compared to 85,362 ounces in 2008. The increase in gold production was due to higher tonnes placed on the pad which was partially offset by lower gold grade. For full year 2009, silver production was 1.5 million ounces compared to 1.1 million ounces produced in 2008. The increase in silver production year over year was attributable to higher silver grade and tonnes mined during this period as well as higher recoveries from secondary leaching.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for full year 2009 was $405 compared to $399 in 2008.

Cerro San Pedro is forecast to produce 95,000 to 105,000 ounces of gold and 1.4 to 1.6 million ounces of silver in 2010. Total cash cost(1) is forecast to be $390 to $410 per ounce sold, net of by-product sales.

Peak Mines Continues Steady Performance

Gold production in the fourth quarter at Peak Mines was 24,646 ounces versus 27,618 ounces produced in the fourth quarter of 2008. Gold sales were 26,159 ounces compared to 28,815 ounces in the same period in 2008. Ore tonnes, gold grade and recoveries were similar to those experienced in the same period of the prior year. Copper production increased by 56% in the fourth quarter to 3.9 million pounds from 2.5 million pounds in the fourth quarter of 2008. The increase in copper production over the same quarter in 2008 was a result of mining in higher grade copper zones.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the fourth quarter was $339 compared to $624 in the fourth quarter of 2008. The decrease in total cash cost(1) is due to higher by-product sales resulting from increased copper volumes and higher average copper prices during the fourth quarter of 2009 versus 2008, partially offset by an increase in the Australian dollar exchange rate. Australian dollar operating costs remained consistent with those experienced in 2008.

For full year 2009, gold production was 93,247 ounces compared to 100,493 ounces produced in 2008. Gold sales were 87,812 ounces compared to 102,929 ounces in 2008. The decrease in gold production was primarily due to a lower average realized gold grade when compared to 2008. For full year 2009, copper production increased 90% to 15.6 million pounds from 8.2 million pounds produced in 2008. The increase in copper production year over year was attributable to mining of higher grade copper zones during the year.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for full year 2009 was $335 compared to $477 in 2008. The decrease in total cash cost(1) is due to higher by-product sales resulting from increased copper volumes, partially offset by lower average copper prices through 2009 versus 2008 and an increase in the Australian dollar exchange rate.

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Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 15 to 17 million pounds of copper in 2010. Total cash cost(1) is forecast to be $360 to $380 per ounce sold, net of by-product sales. Total cash cost(1) is expected to experience an increase from 2009 levels primarily as a result of the assumed stronger Australian dollar foreign exchange rate; in Australian dollar terms operating costs are expected to remain relatively constant.

New Afton Project Progressing Toward Production

New Gold's primary development project continued on schedule during the fourth quarter and is expected to commence production in the second half of 2012. The project will be an underground mine and concentrator which will produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper over a 12 year mine life.

During the fourth quarter of 2009, the New Afton underground development crews achieved their highest quarterly advance this year, completing 634 metres compared to 453 metres during the third quarter of 2009. For full year 2009, 1,708 metres of underground development were completed.

Major surface construction activities will resume in 2011 once the underground development has reached the bottom of the ore body. Project engineering work is approximately 92% complete and will not advance further until the resumption of surface construction.

2010 development at New Afton will continue to focus on underground development with projected capital expenditures for the year totalling $68 million, including capitalized interest. Total pre-production capital expenditures for New Afton are now estimated to be $630 million, up 5% from previous estimates.

El Morro Project – Unlocking Additional Value

As announced on January 7, 2010, New Gold provided notice to Xstrata Copper Chile S.A. of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463 million. New Gold, as Xstrata's current 30% joint venture partner in El Morro, holds a right of first refusal over Xstrata's 70% interest which was triggered on October 12, 2009 when Barrick Gold Corporation announced that it had entered into an agreement with Xstrata to acquire Xstrata's interest. Goldcorp Inc. will loan the $463 million to New Gold to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a New Gold subsidiary, New Gold will sell that subsidiary to Goldcorp. Concurrent with the sale of the New Gold subsidiary to Goldcorp, Goldcorp will make a $50 million payment to New Gold and the parties will amend the terms of the existing El Morro Shareholders Agreement to further increase the value of New Gold’s 30% interest in the El Morro project.

The transaction not only allows New Gold to continue its 30% participation in the highly-regarded El Morro project, but also significantly enhances the economic terms of the Shareholders Agreement. A summary of the terms is shown in the table below:

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Agreement Revisions
	Original Agreement	Revised Agreement
Upfront Payment	--	$50 million
Percentage of New Gold’s 30% share of development capital carried	70%	100%
Interest charged on carried funding	Xstrata cost of capital + 100 basis points (Most recently 12.1%)	U.S. 7-year Treasury Rate + 187 basis points (Most recently 5.2%)
Initiation of Construction Guarantee	--	Within 60 days of receipt of permits and approvals (subject to financial penalty if not achieved)
Note: Xstrata cost of capital and U.S. 7-year Treasury Rate sourced from Bloomberg on January 7, 2010

On January 13, 2010, Barrick commenced legal proceedings to attempt to challenge New Gold's exercise of its right of first refusal to acquire Xstrata's interest in the El Morro project.

New Gold is unaware of any fact or circumstance that would support any of the allegations being made by Barrick and believes that the claim is without merit. New Gold intends to respond to this action using all available legal avenues.

Amapari

The Amapari mine remains under strategic review after it was put on care and maintenance in early 2009. New Gold is exploring various alternatives and will provide further updates to the market in due course.

Key Financial Information

At December 31, 2009, New Gold had $272 million of cash, including $9 million in restricted cash. The consolidated debt position of the company is $238 million which includes: $169 million of 10% senior secured notes (C$187 million), $38 million of 5% convertible debentures (face value of C$55 million), $27 million of the Mesquite project term loan and $4 million in El Morro funding loans. The senior secured notes are due in 2017, the convertible debentures are due in 2014 and have a C$9.35 conversion price and the remaining portion of the Mesquite project loan is expected to be paid in the first half of 2010.

In January 2010, the company sold an additional C$83 million in face value Asset Backed Notes for proceeds of C$50 million realizing an average of 60% of the face value.
New Gold’s cash balance, combined with the future cash flow generation of the company and the long-term nature of the majority of the debt leaves the company in a solid financial position.

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Detailed Reserve and Resource Summary

Mineral Reserves and Resources Summary as of December 31, 2009
	Contained Metals
	Gold (Koz)	Silver (Koz)	Copper (Mlbs)	Zinc (Mlbs)	Lead (Mlbs)
Reserves
Proven	3,463	31,200	930	-	-
Probable	4,716	25,012	1,844	-	-
Total P&P	8,179	56,212	2,774	-	-
Resources
Measured	5,694	44,774	1,935	332	79
Indicated	7,841	39,823	1,746	660	123
Total M&I	13,536	84,597	3,680	992	203
Inferred	6,817	102,713	541	3,245	500

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

Mineral Reserve Statement as of December 31, 2009
	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite
Proven	73,522	0.60	-	-	1,411	-	-
Probable	93,287	0.58	-	-	1,725	-	-
Mesquite P&P	166,809	0.58	-	-	3,137	-	-
Cerro San Pedro
Proven	42,709	0.61	22.41	-	838	30,772	-
Probable	35,452	0.50	18.79	-	570	21,417	-
CSP P&P	78,161	0.56	20.77	-	1,408	52,189	-
Peak Mine
Proven	1,212	3.92	11.00	0.79	153	429	21
Probable	2,598	5.00	6.00	0.80	418	501	46
Peak P&P	3,810	4.66	7.59	0.80	570	930	67
New Afton
Proven	-	-	-	-	-	-	-
Probable	47,400	0.69	2.03	0.95	1,052	3,094	993
New Afton P&P	47,400	0.69	2.03	0.95	1,052	3,094	993
El Morro	100% Basis				30% Basis
Proven	208,473	0.53	-	0.66	1,062	-	909
Probable	241,761	0.41	-	0.50	951	-	806
El Morro P&P	450,234	0.46	-	0.58	2,013	-	1,715

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

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Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2009
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite
Measured	111,576	0.52	-	-	-	-	1,860	-	-	-	-
Indicated	185,363	0.50	-	-	-	-	3,004	-	-	-	-
Mesquite M&I	296,939	0.51	-	-	-	-	4,865	-	-	-	-
Cerro San Pedro
Measured (oxide)	48,254	0.52	19.72	-	-	-	799	30,600	-	-	-
Indicated (oxide)	43,861	0.39	14.79	-	-	-	556	20,859	-	-	-
CSP M&I (oxide)	92,115	0.46	17.38	-	-	-	1,355	51,459	-	-	-

Measured (sulphide)	18,739	0.53	17.10	-	0.80	0.19	320	10,305	-	332	79
Indicated (sulphide)	42,307	0.42	11.79	-	0.71	0.13	576	16,036	-	660	123
CSP M&I (sulphide)	61,046	0.46	13.42	-	0.74	0.15	897	26,341	-	992	203
Peak Mine
Measured	2,453	3.70	9.00	1.05	-	-	292	710	57	-	-
Indicated	3,614	4.80	7.00	0.88	-	-	558	813	70	-	-
Peak M&I	6,067	4.36	7.81	0.95	-	-	850	1,523	127	-	-
New Afton
Measured	35,100	0.91	2.80	1.26	-	-	1,027	3,160	975	-	-
Indicated	29,900	0.67	2.20	0.85	-	-	644	2,115	560	-	-
New Afton M&I	65,000	0.80	2.52	1.07	-	-	1,671	5,275	1,535	-	-
El Morro	100% basis						30% basis
Measured	211,164	0.54	-	0.65	-	-	1,108	-	903	-	-
Indicated	347,242	0.46	-	0.49	-	-	1,551	-	1,115	-	-
El Morro M&I	558,406	0.49	-	0.55	-	-	2,659	-	2,018	-	-
Amapari
Measured	8,949	1.00	-	-	-	-	288	-	-	-	-
Indicated	17,948	1.65	-	-	-	-	952	-	-	-	-
Amapari M&I	26,897	1.43	-	-	-	-	1,240	-	-	-	-

Inferred Resource Statement as of December 31, 2009
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite	22,804	0.49	-	-	-	-	357	-	-	-	-
Cerro San Pedro
Inside Mineral Resource Pit
Oxides	17,931	0.29	9.69	-	-	-	168	5,586	-	-	-
Sulphides	20,964	0.33	8.54	-	1.22	0.05	224	5,758	-	564	22
							392	11,614	-	564	22
Outside Mineral Resource Pit
Oxides	86,107	0.27	6.88	-	-	-	756	19,054	-	-	-
Sulphides	210,669	0.43	8.00	-	0.45	0.07	2,945	54,161	-	2,073	319
							3,701	73,215		2,073	319
Manto Sulphides	4,470	1.98	114.5	-	6.17	1.61	285	16,456	-	608	159
Peak Mine	1,999	4.70	5.00	0.75	-	-	302	321	33	-	-
New Afton	25,200	0.54	1.70	0.66	-	-	438	1,377	367	-	-
El Morro	100% basis						30% basis
	62,335	0.18	-	0.34	-	-	110	-	141	-	-
Amapari	17,449	2.20	-	-	-	-	1,234	-	-	-	-

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

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Notes to Mineral Reserve & Resource Statements

Mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.

1)	Mineral Reserves
Mineral reserves for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cutoff
Mesquite	$800	-	-	0.21 g/t Au – Oxide reserves 0.41 g/t Au – Sulphide reserves
Cerro San Pedro	$800	$12.00	-	US$2.58/t NSR
Peak Mines	$800	$12.00	$2.00	AU$118 - 152/t NSR
New Afton	$800	$12.00	$2.00	US$19/t NSR
El Morro	$500	-	$1.25	0.30% CuEq

Mineral reserves have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent

2)	Mineral Resources
Mineral resources for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Zinc US$/lb	Lead US$/lb	Lower cutoff
Mesquite	$900	-	-	-	-	0.1 g/t Au – All resources
Cerro San Pedro	$900	$15.00	-	$1.00	$0.75	0.1 g/t Au – Oxide resources 0.4 g/t AuEq – Sulphide resources 2.5 g/t AuEq – High grade manto resources
Peak Mines	$800	$12.00	$2.00	$0.80	$0.60	A$95/t NSR
New Afton	$900	$15.00	$2.00	-	-	0.4% CuEq – All resources
El Morro	$500	-	$1.25	-	-	0.3% CuEq – All resources
Amapari	$900	-	-	-	-	0.5 – 0.7 g/t Au – Open pit resources 1.4 g/t Au – Underground resources

Mineral resources have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

3)
Cerro San Pedro mineral resources include measured, indicated and a portion of inferred resources that are contained within a “Mineral Resource Pit” based on metal prices of $900/oz gold, $15.00/oz silver, $1.00/lb zinc and $0.75/lb lead at lower cut-offs of 0.1 g/t Au for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization. Inferred resources also include potentially economic mineralization extending outside the limits of the “Mineral Resource Pit” which is delimited by lower cut-off grade shells of 0.1 g/t Au for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization

4)
El Morro mineral reserve and resources tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project.
El Morro mineral reserves and resources have been reported based on a lower grade cut-off of 0.3% copper-equivalent (“EqCu”) where

EqCu(%) = Cu(%) + 0.592 x Au (g/t)  and  Cu(%) = percent copper, Au(g/t) = grams per tonne gold, and 0.592 represents a constant     based on metal prices of $1.25/lb copper and $500/oz gold and average metal recoveries for the deposit.

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Qualified Persons
The following table sets out the individuals who are the Qualified Persons as defined by Canadian National Instrument 43-101 in connection with New Gold’s Mineral Reserve and Mineral Resource Statements as of December 31, 2009.

Mineral Property	Qualified Person

Mesquite
Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Richard J. Lambert, P.E. and currently Principal Mining Consultant for Scott Wilson Roscoe Postle Assoc.
Cerro San Pedro
Reserves	Mr. Stuart Collins, P.E. and Principal Mining Consultant for Scott Wilson Roscoe Postle & Assoc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
Peak Mines
Reserves	Mr. Sean Pearce, AusIMM Manager Mining for Peak Gold Mines Pty. Ltd.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
New Afton
Reserves	Mr. Dennis Bergen, P.Eng. and Associate Principal Mining Engineer for Scott Wilson Roscoe Postle & Assoc.
Resources	Mr. David Rennie, P. Eng. and Principal Geologist for Scott Wilson Roscoe Postle Assoc.
El Morro
Reserves	Mr. Richard J. Lambert, P.E. and currently Principal Mining Consultant for Scott Wilson Roscoe Postle Assoc. (formerly Principal Mining Engineer for Pincock, Allen & Holt Inc.)
Resources	Mr. Barton G. Stone, P. Geo. and Chief Geologist for Pincock, Allen & Holt Inc.
Amapari
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.

Conference Call-in and Webcast
New Gold will hold a conference call and webcast in early March 2010. The company will provide additional details in the coming weeks.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
For further information, contact Susan Toews, Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.	Date of Report
January 26, 2010

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law;  the uncertainties inherent to current and future legal challenges the company is or may become a party to, including  the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this presentation are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the audited annual financial statements.